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                            June 8, 2020

       Christopher Noyes
       Senior Vice President and Chief Financial Officer
       Liberty Latin America Ltd.
       2 Church Street,
       Hamilton, Bermuda HM 11

                                                        Re: Liberty Latin
America Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            8-K filed May 5,
2020
                                                            File No. 001-38335

       Dear Mr. Noyes:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Net Loss , page F-18

   1.                                                   We note that you refer
to aggregate Adjusted OIBDA hereunder and OIBDA (on a
                                                        consolidated basis)
elsewhere in your filing (pages II-20 and II-22). We further note in
                                                        Item 2.02 of each of
your Forms 8-K, that Adjusted OIBDA (which you rename as OCF in such 8-Ks) is a "
meaningful measure because it represents a transparent view of your recurring operating
performance that is unaffected by your capital structure" and is
                                                        "useful to investors
because it is one of the bases for comparing your performance with the performance of
other companies in the same or similar industries." Outside of the segment footnote,
please identify consolidated adjusted OIBDA as a non-GAAP measure.
                                                        Accordingly, please
provide the required reconciliation and disclosures pursuant to Item
                                                        10(e)(i) of Regulation
S-K.
 Christopher Noyes
FirstName LastNameChristopher Noyes
Liberty Latin America Ltd.
Comapany NameLiberty Latin America Ltd.
June 8, 2020
Page 2
June 8, 2020 Page 2
FirstName LastName


         If you also use Adjusted OIBDA as a liquidity measure, as suggested by its alternate titling as OCF, an acronym for operating cash flow, please additionally reconcile to net cash provided by operating activities, which would be its most comparable GAAP liquidity measure.
Form 8-K filed May 5, 2020

Liberty Latin America Reports Fiscal 2019 Results, page 4

2. We note that your presentation of rebased revenue growth in the headline and throughout the earnings release is not consistent with Q&A 102.10 of the Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.
3. We further note your disclosure on page 14 that the adjustments reflected in your "rebased amounts have not been prepared with a view towards complying with
Article 11 of
         Regulation S-X" . Merely combining information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article
         11, such as your rebased amounts and growth percentages, would generally be inappropriate. Notwithstanding, if provided in the future, supplemental S-X Article 11 pro forma financial information, in lieu of rebased information, should not be presented with greater prominence than the historical financial statements. Please revise in future filings.
OCF Definition and Reconciliation, page 15

4. We note your disclosure that OCF has the same meaning as the term "Adjusted OIBDA"
         that is referenced in your Form 10-Q (and additionally, in your 10-K). Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b). Please revise in future filings.

         Additionally, please make clear that OCF (or Adjusted OIBDA if renamed as such) and
         Adjusted Free Cash Flow are identified as non-GAAP measures. Christopher Noyes
Liberty Latin America Ltd.
June 8, 2020
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Craig
Wilson, Senior Advisor at (202) 551-3226 with any questions.



FirstName LastNameChristopher Noyes                       Sincerely,
Comapany NameLiberty Latin America Ltd.
                                                          Division of
Corporation Finance
June 8, 2020 Page 3                                       Office of Technology
FirstName LastName